IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THIS FORM SE IS BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549



FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

CWMBS, INC.
(Exact Name of Registrant as Specified in Charter)

000906410
(Registrant CIK Number)

Form 8-K for August 26, 2003
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-103821
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calabasas, State of California, on AUGUST 26TH, 2003.

CWMBS, INC.



By: ____________________
Name: Darren Bigby
Title: Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE

COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY UBS SECURITIES LLC

for

CWMBS, INC.

CHL MORTGAGE PASS-THROUGH TRUST 2003-43
MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 2003-43

$340MM
(Approximate)

Countrywide Home Loans

(Issuer)

UBS Warburg Real Estate Securities Inc.
(Underwriter)

Mortgage Pass-Through Certificates, Series 2003-43

OFFERED CERTIFICATES

Class	Initial Certificate Principal Balance (1)	Initial Pass-Through Rate	Principal Types	Initial W. A. Months to Reset	Expected W. A. Reset Margin	Expected Initial Rating (2)
Class A-1	$ [ ]	[ ]% (3)	Senior, Pass-Through	84	2.00	AAA
Class A-2	$ [ ]	[ ]% (5)	Senior, Pass-Through	84	1.50	AAA
Class A-IO	$ [ ] (4)	[ ]% (7)	Senior, Notional IO	84	N/A	AAA
Class A-R	$ 100	[ ]% (8)	Senior, Residual	N/A	N/A	AAA
Class M	[ ]	[ ]%(9)	Subordinate	84	2.00	AA
Class B-1	$ [ ]	[ ]% (9)	Subordinate	84	2.00	A
Class B-2	$ [ ]	[ ]% (9)	Subordinate	84	2.00	BBB
NON-OFFERED CERTIFICATES						
Class B-3	$ [ ]	[ ]% (9)	Subordinate	84	2.00	BB
Class B-4	$ [ ]	[ ]% (9)	Subordinate	84	2.00	B
Class B-5	$ [ ]	[ ]% (9)	Subordinate	84	2.00	NR

(1) +/- 5% variance.
(2) Senior classes will be rated by two of the following rating agencies: Moody's Investors Service, Inc., Standard & Poor's Ratings Service, or Fitch Ratings. Subordinate classes will be rated by at least one of the rating agencies.
(3) The initial coupon on the Class A-1 certificates will equal the weighted average of the net mortgage rates on the loans .
(4) The Class A-IO certificates are interest-only certificates, will not be entitled to distributions in respect of principal and will bear interest on notional amounts."
(5) The initial coupon on the Class A-2 certificates will equal [____]%. For each subsequent distribution date through August 2010, the pass-through rate will equal the weighted average of the net mortgage rates on the loans less [____]%. For each distribution date after August 2010, the pass-through rate will equal the weighted average of the net mortgage rates on the loans less [0.50]%.
(7) For each distribution date through August 2010, interest will accrue on the Class A-IO certificates at a per annum rate equal to the lesser of (i) the weighted average of the net mortgage rates on the loans, and (ii) [___]%. For each Distribution date after August 2010, interest will accrue on the Class A-IO certificates at a per annum rate equal to the lesser of (i) the weighted average of the net mortgage rates on the loans, and (ii) [0.50]%.
(8) The pass-through rate for the Class R certificates will equal the weighted average of the net mortgage rates on the loans.
(9) The pass-through rates for the Class B certificates for each distribution date will equal the weighted average of the net mortgage rates on the loans.

SUMMARY

Relevant Parties

Depositor	CWMBS, Inc. is a limited purpose finance subsidiary of Countrywide Credit Industries, Inc. Its address is 4500 Park Granada, Calabasas, California 91302, and its telephone number is (818) 225-3000.
Seller.......................................	Countrywide Home Loans, Inc
Servicer....................................	Countrywide Home Loans Servicing LP.
Trustee	The Bank of New York.

Optional Termination .... The servicer may, at its option, repurchase all but not less than all of the loans in the trust on any distribution date on or after the first date on which the current aggregate scheduled principal balance, as of that date of determination, is less than 10% of the aggregate scheduled principal balance of the loans as of the cut-off date.

Relevant Dates

Cut-Off Date	August 1, 2003.
Closing Date	On or about August 29, 2003.
Investor Settle Date..................	On or about August 30, 2003.
Distribution Date	The 25th day of each month or, if that day is not a business day, the next business day, beginning in September 2003.
Interest Accrual Period...........	The period from and including the 25th day of the month preceding the month in which the relevant distribution date occurs to an including the 24th day of the month in which that distribution date occurs.

Tax Status.......................................REMIC.

Collateral The trust's main source of funds for making distributions on the certificates will be collections on six pools of closed-end, adjustable-rate loans secured by first mortgages or deeds of trust on residential one- to four-family properties.

ERISA Considerations................ If you are a fiduciary of any retirement plan or other employee benefit arrangement subject to the Employee Retirement Income Security Act of 1974, as amended, or Section 4975 of the Internal Revenue Code of 1986, you should consult with counsel as to whether you can buy or hold an offered certificate.

Credit Enhancement The Class M, Class B-1, Class B-2, Class B-3, Class B-4 and Class B-5 Certificates provide subordination for all Senior Classes.

The specific loans for CWHL 03-43 have not been selected yet. This is a sample from Countrywide's July pipeline that is expected to be representative of the loans that will go into CWHL 03-43.

Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Initial Mortgage Pool
3.50	2	910,700.00	0.33
3.75	3	1,177,600.00	0.42
3.88	3	1,955,600.00	0.71
4.00	11	6,124,600.00	2.21
4.13	13	5,896,748.80	2.13
4.25	32	18,109,888.00	6.53
4.38	46	22,790,738.00	8.22
4.50	56	27,785,783.00	10.02
4.63	69	33,436,805.00	12.05
4.75	38	21,144,800.00	7.62
4.88	69	34,636,622.00	12.49
5.00	70	34,906,621.00	12.58
5.13	40	20,127,783.95	7.26
5.25	35	17,716,227.00	6.39
5.38	19	9,443,500.00	3.4
5.50	22	9,191,195.00	3.31
5.63	10	5,729,220.00	2.07
5.75	6	2,295,242.00	0.83
5.88	7	3,579,000.00	1.29
6.13	1	425,000.00	0.15
Total:	**552**	**277,383,673.75**	**100**

w. average: 4.80

Current Loan Amount	Number of Initial Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Initial Mortgage Pool
300,000.01 - 350,000.00	64	21,678,249.00	7.82
350,000.01 - 400,000.00	125	47,105,433.04	16.98
400,000.01 - 450,000.00	95	40,498,076.00	14.6
450,000.01 - 500,000.00	66	31,642,467.00	11.41
500,000.01 - 550,000.00	57	29,869,267.81	10.77
550,000.01 - 600,000.00	40	23,282,418.80	8.39
600,000.01 - 650,000.00	37	23,459,662.10	8.46
650,000.01 - 700,000.00	11	7,492,600.00	2.7
700,000.01 - 750,000.00	13	9,447,950.00	3.41
750,000.01 - 1,000,000.00	37	33,042,550.00	11.91
1,000,000.01 - 1,500,000.00	5	6,285,000.00	2.27
1,500,000.01 - 2,000,000.00	2	3,580,000.00	1.29
Total:	**552**	**277,383,673.75**	**100**

w. average:

Remaining Term to Maturity (Months)	Number of Initial Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Initial Mortgage Pool
301 - 360	552	277,383,673.75	100
Total:	**552**	**277,383,673.75**	**100**

w. average: 358.68

FICO Credit Score	Number of Initial Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Initial Mortgage Pool
820 >=	4	1,610,390.00	0.58
800 - 819	15	9,140,988.00	3.3
780 - 799	54	25,763,056.10	9.29
760 - 779	111	54,014,940.61	19.47
740 - 759	109	53,403,036.00	19.25
720 - 739	77	42,558,256.04	15.34
700 - 719	72	35,643,019.00	12.85
660 - 699	79	39,465,276.00	14.23
620 - 659	29	14,757,212.00	5.32
600 - 619	1	675,000.00	0.24
	1	352,500.00	0.13
Total:	**552**	**277,383,673.75**	**100**

w. average: 734.46

Original LTV Ratio (%)	Number of Initial Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Initial Mortgage Pool
	43	24,782,685.00	8.93
50.01 - 55.00	23	12,526,300.00	4.52
55.01 - 60.00	32	18,713,834.00	6.75
60.01 - 65.00	37	20,643,045.00	7.44
65.01 - 70.00	68	33,431,270.04	12.05
70.01 - 75.00	77	39,536,169.81	14.25
75.01 - 80.00	259	122,508,229.90	44.17
80.01 - 85.00	4	1,544,040.00	0.56
85.01 - 90.00	4	1,819,500.00	0.66
90.01 - 95.00	5	1,878,600.00	0.68
Total:	**552**	**277,383,673.75**	**100**

w. average: 69.96

Documentation Programs	Number of Initial Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Initial Mortgage Pool
No Income No Appraisal	9	4,322,952.00	1.56
CLUES	1	475,000.00	0.17
Full/Alternative	191	102,378,223.85	36.91
Reduced	32	16,056,925.00	5.79
Streamlined	319	154,150,572.90	55.57
Total:	**552**	**277,383,673.75**	**100**

Loan Purpose	Number of Initial Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Initial Mortgage Pool
Purchase	244	120,336,303.80	43.38
Rate & Term Refi	308	157,047,369.95	56.62
Total:	**552**	**277,383,673.75**	**100**

State	Number of Initial Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Initial Mortgage Pool
Alabama	1	615,000.00	0.22
Arizona	8	3,484,750.00	1.26
California	309	159,097,574.80	57.36
Colorado	15	7,269,820.00	2.62
Connecticut	2	978,357.81	0.35
Delaware	1	574,000.00	0.21
District of Columbia	1	444,000.00	0.16
Florida	15	6,529,125.00	2.35
Georgia	10	4,844,228.00	1.75
Idaho	2	1,598,800.00	0.58
Illinois	26	12,586,055.04	4.54
Indiana	2	1,191,600.00	0.43
Kansas	2	1,116,450.00	0.4
Kentucky	2	1,045,000.00	0.38
Maryland	7	3,093,600.00	1.12
Massachusetts	32	16,022,836.10	5.78
Michigan	7	3,996,400.00	1.44
Minnesota	7	3,359,035.00	1.21
Nevada	14	7,232,259.00	2.61
New Jersey	11	5,433,700.00	1.96
New Mexico	2	956,200.00	0.34
New York	11	5,944,510.00	2.14
North Carolina	4	1,707,050.00	0.62
Ohio	8	3,847,000.00	1.39
Oregon	2	1,469,000.00	0.53
Pennsylvania	5	2,042,500.00	0.74
South Carolina	3	1,930,700.00	0.7
Tennessee	3	1,316,720.00	0.47
Texas	12	5,131,406.00	1.85
Utah	2	812,600.00	0.29
Virginia	15	6,416,150.00	2.31
Washington	8	3,952,247.00	1.42
Wisconsin	3	1,345,000.00	0.48
Total:	**552**	**277,383,673.75**	**100**

Range of Gross Margin	Number of Initial Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Initial Mortgage Pool
2.01 - 3.00	552	277,383,673.75	100
Total:	**552**	**277,383,673.75**	**100**

w. average: 2.29

First Rate Change Date	Number of Initial Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Initial Mortgage Pool
2010-03	1	396,000.00	0.14
2010-05	3	1,544,184.95	0.56
2010-06	104	53,154,955.00	19.16
2010-07	443	221,744,533.80	79.94
2010-08	1	544,000.00	0.2
Total:	**552**	**277,383,673.75**	**100**

Months to next rate adjustment	Number of Initial Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Initial Mortgage Pool
76 - 80	1	396,000.00	0.14
81 - 85	551	276,987,673.75	99.86
Total:	**552**	**277,383,673.75**	**100**

Maximum Rate	Number of Initial Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Initial Mortgage Pool
8.01 - 9.00	19	10,168,500.00	3.67
9.01 - 10.00	391	197,890,355.80	71.34
10.01 - 11.00	141	68,899,817.95	24.84
11.01 - 12.00	1	425,000.00	0.15
Total:	**552**	**277,383,673.75**	**100**

Initial Rate Cap	Number of Initial Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Initial Mortgage Pool
5	551	276,934,673.75	99.84
6	1	449,000.00	0.16
Total:	**552**	**277,383,673.75**	**100**

Periodic Rate Cap	Number of Initial Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Initial Mortgage Pool
2	552	277,383,673.75	100
Total:	**552**	**277,383,673.75**	**100**

Property Type	Number of Initial Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Initial Mortgage Pool
2-4 Family	7	4,329,500.00	1.56
Condominium	44	21,026,942.10	7.58
PUD	171	81,921,490.04	29.53
Single Family	330	170,105,741.61	61.33
Total:	**552**	**277,383,673.75**	**100**

Occupancy Type	Number of Initial Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Initial Mortgage Pool
Investor Occupied	5	2,260,350.00	0.81
Owner Occupied	538	270,838,323.75	97.64
Second Home	9	4,285,000.00	1.54
Total:	**552**	**277,383,673.75**	**100**

This material has been prepared by UBS AG or an affiliate thereof ("UBS"). This material is a sales and trading communication and should not be viewed as research. Opinions expressed herein are subject to change without notice and may differ or be contrary to the opinions or recommendations of UBS Investment research or the opinions expressed by other business areas or groups of UBS as a result of using different assumptions and criteria. Full details of UBS Investment Research, if any, are available on request. Any prices or quotations contained herein are indicative only and do not constitute an offer to buy or sell any securities at any given price. No representation or warranty, either express or implied, is provided in relation to the accuracy, completeness, reliability or appropriateness of the information, methodology and any derived price contained within this material. The securities and related financial instruments described herein may not be eligible for sale in all jurisdictions or to certain categories of investors. Options, derivative products and futures are not suitable for all investors, and trading in these instruments is considered risky. Past performance is not necessarily indicative of future results. Foreign currency rates of exchange may adversely affect the value, price or income of any security or related instrument mentioned in this report. UBS, its directors, officers and employees or clients may have or have had interests or long or short positions in the securities or related financial instruments referred to herein, and may at any time make purchases and/or sales in them as principal or agent. UBS may provide investment banking and other services to and/or serve as directors of the companies referred to in this material. Neither UBS its directors, employees or agents accept any liability for any loss or damage arising out of the use of all or any part of these materials. This material is distributed in the following jurisdictions by: United Kingdom: UBS Limited, a subsidiary of UBS AG, to persons who are market counterparties or intermediate customers (as detailed in the FSA Rules) and is only available to such persons. The information contained herein does not apply to, and should not be relied upon by, private customers. Switzerland: UBS AG to institutional investors only. Italy: Giubergia UBS SIM SpA, an associate of UBS SA, in Milan. US: UBS Securities LLC or UBS Financial Services Inc., subsidiaries of UBS AG, or solely to US institutional investors by UBS AG or a subsidiary or affiliate thereof that is not registered as a US broker-dealer (a "non-US affiliate"). Transactions resulting from materials distributed by a non-US affiliate must be effected through UBS Securities LLC or UBS Financial Services Inc. Canada: UBS Securities Canada Inc., a subsidiary of UBS AG and a member of the principal Canadian stock exchanges & CIPF. Japan: UBS Securities Japan Ltd or UBS AG, Tokyo Branch, to institutional investors only. Hong Kong: UBS Securities Asia Limited or UBS AG, Hong Kong Branch. Singapore: UBS Securities Singapore Pte. Ltd or UBS AG, Singapore Branch. Australia: UBS Advisory and Capital Markets Australia Ltd and UBS Securities Australia Ltd. For additional information or trade execution please contact your local sales or trading contact.